SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Schedule TO-T/A
Amendment No. 3
TENDER OFFER STATEMENT UNDER SECTION 14(d)(1)
OR SECTION 13(e)(1) OF THE SECURITIES EXCHANGE ACT OF 1934
Quadra Realty Trust, Inc.
(Name of Subject Company—(Issuer))
HRECC Sub Inc.
Hypo Real Estate Capital Corporation
Hypo Real Estate Bank International AG
Hypo Real Estate Holding AG
(Name of Filing Persons—(Offeror))
Common Stock, Par Value $0.001 Per Share
(Title of Class of Securities)
746945104
(CUSIP Number of Class of Securities)
Thomas Glynn
Hypo Real Estate Capital Corporation
622 Third Avenue
New York, NY 10017
(212) 671-6300
(Name, address and telephone number of person authorized to
receive notices and communications on behalf of filing persons)
with a copy to:
Larry Medvinsky, Esq.
Karl Roessner, Esq.
Clifford Chance US LLP
31 West 52nd Street
New York, NY 10019
(212) 878-8000

CALCULATION OF FILING FEE

Transaction Valuation*:	Amount of Filing Fee**:
$178,879,309	$7,030

*	Calculated solely for purposes of determining the filing fee. The calculation assumes the purchase of 16,795,233 shares of common stock, par value $0.001 per share of Quadra Realty Trust, Inc. that are not already owned by Hypo Real Estate Capital Corporation, at $10.6506 per share.

**	The filing fee, calculated in accordance with Exchange Act Rule 0-11, was calculated by multiplying the transaction valuation by 0.00003930.

☑	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount previously paid:	$7,030
Filing Parties:	HRECC Sub Inc., Hypo Real Estate Capital Corporation, Hypo Real Estate Bank International AG and Hypo Real Estate Holding AG
Form or registration No.:	Schedule TO-T
Date Filed:	February 13, 2008
Note:

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:

☑	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☑	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

SIGNATURES

     This Amendment No. 2 (this “Amendment No. 2”) amends and supplements the Tender Offer Statement and Rule 13e-3 Transaction Statement filed under the cover of Schedule TO with the Securities and Exchange Commission on February 13, 2008, as amended by Amendment No. 1 thereto filed on March 4, 2008, (as amended, the “Schedule TO”), by HRECC Sub Inc. (“Purchaser”), Hypo Real Estate Capital Corporation (“Parent”), Hypo Real Estate Bank International AG (“Hypo International”) and Hypo Real Estate Holding AG (“Hypo Holding”). The Schedule TO relates to the offer by Purchaser to purchase any and all of the issued and outstanding shares of common stock, par value $0.001 per share (the “Shares”), of Quadra Realty Trust, Inc. (“Quadra” or the “Company”), not already owned by Parent and its affiliates, at a price of $10.6506 per share in cash (without interest and less applicable withholding taxes), less the amount of any dividends declared and paid (other than the $0.3494 dividend to be paid by the Company pursuant to the terms of the Agreement and Plan of Merger dated as of January 28, 2008, by and among Parent, Purchaser and Quadra) with respect to the Shares on or between the date of the Offer and the Acceptance Date (as defined in “The Tender Offer — Section 1. Terms of the Offer; Expiration Date” in the Offer to Purchase), upon the terms and subject to the conditions set forth in the offer to purchase dated February 13, 2008 (the “Offer to Purchase”) and in the related letter of transmittal (the “Letter of Transmittal”) (which Letter of Transmittal, together with the Offer to Purchase, each as amended or supplemented from time to time, constitute the “Offer”). Items not amended remain unchanged, and capitalized terms used herein and not otherwise defined have the respective meanings ascribed thereto in the Offer to Purchase.
     As permitted by General Instruction F to Schedule TO, the information set forth in the Schedule TO, as amended by this Amendment No. 2, including all appendices, schedules, exhibits and annexes hereto and thereto, is hereby expressly incorporated by reference herein in response to Items 1 through 13 of the Schedule TO. You should read this Amendment No. 2 to Schedule TO together with the Schedule TO filed on February 13, 2008, as amended by Amendment No. 1 thereto filed on March 4, 2008.
Item 11. Additional Information
     In response to a number of inquiries from investors and stockholders of the Company, Purchaser wishes to clarify that the “Acceptance Date”, as defined in the Offer to Purchase as “the date on which Purchaser accepts for payment shares of the Company’s common stock validly tendered and not properly withdrawn pursuant to the Offer,” will be (assuming the conditions are satisfied or waived in accordance with the terms of the Offer) the day immediately following the expiration date of the Offer. For example, if the conditions to the Offer are satisfied or waived as of the Offer’s currently scheduled expiration at 12:00 midnight, New York City time, on Wednesday, March 12, 2008, then the Acceptance Date would be Thursday, March 13, 2008 and the $0.3494 per share dividend payable to stockholders of the Company who hold shares of the Company’s common stock at the close of business on the last trading day immediately preceding the Acceptance Date would be payable to stockholders of the Company holding shares of the Company’s common stock at the close of business on Wednesday, March 12, 2008, including to those persons who acquire shares during the trading day on the expiration date of the Offer.

SIGNATURES
     After due inquiry and to the best of their knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.
Dated March 11, 2008

HRECC SUB INC.
By:	/s/ Thomas Glynn
	Name:	Thomas Glynn
	Title:	President

HYPO REAL ESTATE CAPITAL CORPORATION
By:	/s/ Thomas Glynn
	Name:	Thomas Glynn
	Title:	Authorized Signatory

HYPO REAL ESTATE BANK INTERNATIONAL AG
By:	/s/ Frank Lamby
	Name:	Frank Lamby
	Title:	Member of the Management Board

By:	/s/ Frank Hellwig
	Name:	Frank Hellwig
	Title:	Member of the Management Board

HYPO REAL ESTATE HOLDING AG
By:	/s/ Thomas Glynn
	Name:	Thomas Glynn
	Title:	Member of the Management Board

By:	/s/ Dr. Markus Fell
	Name:	Dr. Markus Fell
	Title:	Chief Financial Officer; Member of the Management Board